Mail Stop 4561

September 16, 2009

Douglas W. Wamsley, Esq.
Executive Vice President, General Counsel and Secretary
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

      Re: **WebMD Health Corp.**
                Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
                File No. 0-51547

                HLTH Corporation
                Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
                File No. 0-24975

Dear Mr. Wamsley:

We have completed our review of your Form 10-Ks and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel